Exhibit 99.1

Vermilion Energy Inc. Achieves Responsible Producer Certification through Equitable Origin

CALGARY, AB, Oct. 13, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that it has achieved certification under the EO100™ Standard for Responsible Energy Development (2017) from Equitable Origin for three of its natural gas production sites in west-central Alberta: Granada, Eta Lake and Carrot Creek.

Vermilion is the third producer of natural gas in Canada to have achieved this rigorous certification, which is based on an independent assessment of performance targets within five Environment, Social and Governance-related (ESG) principles: corporate governance, transparency and ethics; human rights, social impact and community development; Indigenous People's rights; fair labor and working conditions; and climate change, biodiversity and environment.

"This significant achievement demonstrates our continued commitment to the ESG leadership we have established over the past decade, and helps achieve our goal of providing responsibly produced natural gas to the market," said Curtis Hicks, President. "As the energy transition progresses, we believe it is essential to demonstrate verified excellence in the environmental and social conditions under which energy has been produced, including natural gas. Independent and stringent certifications such as Equitable Origin provide an important signal about operational quality to stakeholders such as our investors, governments and communities."

Through its site certification program, Equitable Origin provides credible, independent recognition to energy developers that lead their sector in social and environmental performance. Certification for Vermilion's sites included an independent third-party assessment conducted in June and July 2021, covering a policies and procedures review, in-person field visits, interviews with workers, contractors and management, and meetings with Indigenous leaders, to verify performance.

"In addition to meeting the standard for certification, which includes a commitment to continuous improvement, Vermilion demonstrated leading practices in several areas, including good faith consultation, land rights, community health and safety, and sustainable community investment," said Soledad Mills, Chief Executive Officer of Equitable Origin.

Under Vermilion's first certified natural gas transaction, a portion has been committed to supply a natural gas distributor through Macquarie Energy Canada Ltd., a wholly owned subsidiary of Macquarie Group. This transaction is the result of extensive collaboration between Vermilion and the counterparties, along with Validere and Xpansiv, the global marketplace for ESG commodities, which provides the registry that ensures trust through data transparency. All of our partners share a vision to transition toward a lower-carbon economy.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

About Equitable Origin

Equitable Origin is a non-profit organization that created the first market-based mechanism to recognize and reward responsible energy producers and to empower energy purchasers through independent, site-level certification. The EO100™ Standard for Responsible Energy Development is grounded in a set of comprehensive, globally applicable ESG performance targets developed with extensive stakeholder input. The EO100™ Standard includes five core principles: corporate governance and ethics; social impacts, human rights and community engagement; Indigenous Peoples' rights; occupational health & safety and fair labor standards; and environmental impacts, biodiversity and climate change. Certification against the EO100™ Standard promotes best practices and drives improvements in ESG performance while enabling a market for differentiated energy production.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:00e 13-OCT-21